UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Peter W. Carter

Executive Vice President – External Affairs
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

(404) 715-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L 205	SCHEDULE 13D

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 263,369,307
	8	Shared Voting Power 0
	9	Sole Dispositive Power 263,369,307
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,369,307
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 37.7%(1) (2)
14	Type of Reporting Person (See Instructions) CO

_____________________

1 Percentage calculated on the basis of 697,811,664 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of November 4, 2024, as reported by the Issuer on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission (“SEC”) on November 7, 2024. Neither this percentage nor the shares listed above as being beneficially owned reflect Earnout Shares (as defined in the Issuer’s initial statement on Schedule 13D), which are issuable only upon the achievement of share price thresholds for Class A Common Stock that have not been satisfied.

2 The percentage reported above does not give effect to the Voting Agreement (as defined in Amendment No. 3 to the Issuer’s initial statement on Schedule 13D), pursuant to which the Reporting Person has agreed with the Issuer that any shares of Class A Common Stock held directly or indirectly by the Reporting Person in excess of 29.9% of the issued and outstanding Class A Common Stock shall be neutral shares with respect to voting rights, voted on any matter submitted to a vote of the stockholders of the Issuer in the same proportions “for”, “against”, “abstain” and/or “withhold” on such matter as the shares of Class A Common Stock voted by the stockholders of the Issuer other than the Reporting Person.

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Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to the Issuer’s Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on July 22, 2021, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed by the Reporting Person on August 15, 2023, Amendment No. 2 thereto (“Amendment No. 2”), filed by the Reporting Person on August 29, 2023, Amendment No. 3 thereto (“Amendment No. 3”), filed by the Reporting Person on September 22, 2023, Amendment No. 4 thereto (“Amendment No. 4”), filed by the Reporting Person on November 17, 2023, and Amendment No. 5 thereto (“Amendment No. 5”), filed by the Reporting Person on September 24, 2024 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting the first paragraph of Item 3 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 4, 5 and 6 of the Schedule 13D, as amended by this Amendment No. 6, are incorporated into this Item 3 by reference.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the last paragraph of Item 4 of Amendment No. 5 and replacing it with the following:

“Credit Support for the Revolving Equipment Notes Facility and Amendment No. 2 to the Credit Agreement

As disclosed by the Issuer in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 14, 2024 (the “Form 8-K”), WUP LLC, an indirect subsidiary of the Issuer (“WUP LLC”), entered into a Note Purchase Agreement, dated as of November 13, 2024 (the “Note Purchase Agreement”), with Wilmington Trust, National Association, as subordination agent and trustee, and Wheels Up Class A-1 Loan Trust 2024-1, a Delaware statutory trust, which provides for the issuance from time to time by WUP LLC of Series A-1 equipment notes (the “Revolving Equipment Notes”) in the aggregate principal amount not to exceed $332.0 million (the “Revolving Equipment Notes Facility”). The Revolving Equipment Notes Facility utilizes an enhanced equipment trust certificate (EETC) loan structure. The Revolving Equipment Notes are secured by first-priority liens on certain of the Issuer’s owned aircraft. The other material terms of the Note Purchase Agreement and Revolving Equipment Notes Facility, including the use of proceeds from the initial closing of the Revolving Equipment Notes Facility, are described in more detail in the Form 8-K.

The Reporting Person provided credit support for the Revolving Equipment Notes Facility, which effectively guarantees WUP LLC’s payment obligations thereunder upon the occurrence and continuation of specified events of default in exchange for an annual fee as a percentage of the aggregate principal amounts drawn under the Revolving Equipment Notes Facility. The fee is payable-in-kind by the Issuer as if it was an amount borrowed under the revolving working capital credit facility provided for under the Credit Agreement (as described above under the heading “Credit Agreement” in this Item 4), over the life of the Revolving Equipment Notes Facility.

In connection with the initial closing of the Revolving Equipment Notes Facility, the Issuer entered into Amendment No. 2 to the Credit Agreement, dated as of November 13, 2024 (the “Credit Agreement Amendment No. 2”), by and among the Issuer, as borrower, the other loan parties party thereto, as guarantors, the Reporting Person and CK Wheels, together constituting the Required Lenders and Lead Lenders (as each term is defined in the Credit Agreement) thereunder, and U.S. Bank Trust Company, N.A., not in its individual capacity but solely as administrative agent for the lenders, pursuant to which, among other things, certain technical amendments were made to permit the Revolving Equipment Notes Facility and certain other conforming changes.

The foregoing description of the Credit Agreement Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement Amendment No. 2 filed as Exhibit 7 to this Schedule 13D, which is incorporated by reference herein.

The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Class A Common Stock beneficially owned by any other person, and nothing in this Amendment No. 6 shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.”

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Item 5.	Interest in Securities of the Issuer

Item 5(a-b) is hereby amended and restated as follows:

“(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Items 2, 3, 4 and 6 of the Schedule 13D, as amended by this Amendment No. 6, are incorporated into this Item 5 by reference.

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of the Class A Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Class A Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Class A Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Class A Common Stock held by the Reporting Person.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting the first paragraph of Item 6 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 6, are incorporated into this Item 6 by reference.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 7

Amendment No. 2 to Credit Agreement, dated as of November 13, 2024, by and among Wheels Up Experience Inc., as Borrower, the subsidiaries of Wheels Up Experience Inc. party thereto, Delta Air Lines, Inc. and CK Wheels LLC, constituting the Required Lenders and Lead Lenders thereunder, and U.S. Bank Trust Company, N.A., not in its individual capacity but solely as administrative agent for the lenders (with a conformed version of the Credit Agreement through and including Amendment No. 2 thereto provided in Exhibit A thereto) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 14, 2024).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President – External Affairs

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